EXHIBIT 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 27, 2009, relating to the consolidated financial statements and consolidated financial statement schedule of Appalachian Power Company and subsidiaries (which reports expressed an unqualified opinion, and as to the report on the consolidated financial statements, included an explanatory paragraph concerning the adoption of new accounting pronouncements in 2007 and 2006), appearing in and incorporated by reference in the Annual Report on Form 10-K of Appalachian Power Company for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Columbus, Ohio
September 16, 2009